                                                                FILE NO. 70-9447


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                  ___________________________________________

                      AMENDMENT NO. 1 (U-1/A) TO FORM U-1
                          APPLICATION OR DECLARATION
                                   UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 _____________________________________________

                           Consolidated Edison, Inc.
                                4 Irving Place
                           New York, New York  10003

                    (Name of company filing this statement
                  and address of principal executive offices)

                                     None

                (Name of top registered holding company parent
                        of each applicant or declarant)

Peter A. Irwin                                     John L. Carley
Consolidated Edison, Inc.                          Orange and Rockland Utilities, Inc.
4 Irving Place                                     One Blue Hill Plaza
New York, New York  10003                          Pearl River, New York  10965
(212) 460-4600                                     (914) 352-6000

                    (Name and address of agents for service)

The Commission is requested to mail copies of all notices, orders and communications in connection with this Application to:

                                J.A. Bouknight
                               Douglas G. Green
                                James B. Vasile
                             Steptoe & Johnson LLP
                          1330 Connecticut Avenue, NW
                         Washington, D.C.  20036-1795
                                (202) 429-3000

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                                 INTRODUCTION

     On February 3, 1999, Consolidated Edison, Inc. ("CEI"), the holding company for Consolidated Edison Company of New York, Inc. ("Con Edison"), filed an Application pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act (the "Act"), requesting the Securities and Exchange Commission ("SEC" or "Commission") to authorize the acquisition of all of the issued and outstanding securities of Orange and Rockland Utilities, Inc. ("Orange and Rockland") pursuant to the terms of the Agreement and Plan of Merger among Orange and Rockland, CEI and C Acquisition Corp., dated as of May 10, 1998 (the "Merger"). Item 4 of the Application stated that the Merger was subject to the approval of the State commissions of New York, New Jersey and Pennsylvania and that affiliates of CEI and Orange and Rockland were seeking such approvals.

     On March 26, 1999, the Commission issued a public notice of the Application. The notice established April 20, 1999, as the due date for the submission of written comments on the Application.

     This Amendment is being filed to provide certain operating data in response to a request from the SEC Staff, and to report that the Merger has been approved by the State of New York Public Service Commission, by the New Jersey Board of Public Utilities, and by the Pennsylvania Public Utility Commission. In addition, by this Amendment, Applicant respectfully requests the SEC to grant approval of the Application no later than April 30, 1999, to permit consummation of the Merger on May 3, 1999.

     ITEM 3:              APPLICABLE STATUTORY PROVISIONS

             B.1. b.(4):  Exemption of CEI Following the Merger

     The following tables are presented in response to an informal data request from SEC Staff. The tables present selected operating statistics for CEI and Orange and Rockland and their subsidiaries for 1997 and 1998. A pro forma for the combined companies is also presented. These data confirm that CEI will remain eligible for exemption from registration under the Act following the Merger pursuant to Section 3(a)(1), and that Orange and Rockland will remain exempt from registration under the Act by prior order issued pursuant to Section 3(a)(2).


                    CONSOLIDATED EDISON, INC. & SUBSIDIARIES


                                        Con Edison             Con Edison
                                        (New York)       %    (Interstate)   %         Total
                                     ----------------  -----  ------------  ----  ---------------

Gross operating revenues
   1998                              $ 6,585,872,000   99.3%  $48,183,000   0.7%  $ 6,634,055,000
   1997                                6,678,781,000   99.2%   50,674,000   0.8%    6,729,455,000

Operating margin
   1998                              $ 4,582,805,000   99.3%  $32,306,000   0.7%  $ 4,615,111,000
   1997                                4,465,429,000   99.2%   36,012,000   0.8%    4,501,441,000

Number of retail customers
   Electric                                3,030,746    100%                            3,030,746
   Gas                                     1,040,410    100%                            1,040,410

Gross Utility Plant
   1998                              $15,420,611,000    100%                      $15,420,611,000

Total gas deliveries
   1998                              $   914,222,000   95.3%  $45,387,000   4.7%  $   959,609,000

              ORANGE AND ROCKLAND UTILITIES, INC. AND SUBSIDIARIES

                                 Orange and               Rockland              Pike County
                                  Rockland                Electric             Light & Power
                              Utilities, Inc.              Company                Company
                                 (New York)       %     (New Jersey)     %     (Pennsylvania)    %        Total
                              ----------------  ------  -------------  ------  --------------  -----  --------------

Gross operating revenues
   1998                        $  482,666,399   77.17%  $136,618,191   21.84%     $6,212,421   0.99%  $  625,497,011
   1997                           505,574,184   78.03%   136,202,760   21.02%      6,146,430   0.95%     647,923,374

Operating margin
   1998                        $  342,726,551   83.05%  $ 67,077,450   16.25%     $2,861,183   0.69%  $  412,665,184
   1997                           345,771,951   82.98%    68,186,473   16.36%      2,749,758   0.66%     416,708,182

Number of retail customers
   Electric                           201,359   73.58%        68,139   24.90%          4,162   1.52%         273,660
   Gas                                115,673   99.12%                                 1,025   0.88%         116,698

Gross Utility Plant            $1,277,010,643   88.06%  $164,735,115   11.36%     $8,475,960   0.58%  $1,450,221,718

Total gas deliveries
   1998                        $   71,143,399   99.29%                            $  505,522   0.71%  $   71,648,922



                          PRO FORMA COMBINED COMPANIES


                                         Combined                Combined
                                        (New York)       %     (Interstate)     %         Total
                                     ----------------  ------  -------------  -----  ---------------

Gross operating revenues
   1998                              $ 7,068,538,399   97.37%  $191,013,612   2.63%  $ 7,259,552,011
   1997                                7,184,355,184   97.38%   193,023,190   2.62%    7,377,378,374

Operating margin
   1998                              $ 4,925,531,551   97.97%  $102,244,633   2.03%  $ 5,027,776,184
   1997                                4,811,200,951   97.83%   106,948,231   2.17%    4,918,149,182

Number of retail customers
   Electric                                3,232,105   97.81%        72,301   2.19%        3,304,406
   Gas                                     1,156,083   99.91%         1,025    .09%        1,157,108

Gross Utility Plant                  $16,697,621,643   98.97%  $173,211,075   1.03%  $16,870,832,718

Total gas deliveries
   1998                              $   985,365,399   95.55%  $ 45,892,522   4.45%  $ 1,031,257,921

          ITEM 4:  REGULATORY APPROVALS

                   C.  State Public Utility Commissions

                       1.  New York

          Con Edison and Orange and Rockland filed a joint petition for approval of the Merger with the New York Public Service Commission ("NYPSC") on June 22, 1998. A copy of the joint petition was provided to the Commission as Exhibit D-2 to the Application.

          On March 8, 1999, the Department of Public Service Staff, the State Consumer Protection Board, CEI, Con Edison, Orange and Rockland and the Industrial Energy Users Association entered into a Settlement Agreement proposing that the Merger be authorized. On April 2, 1999, the NYPSC issued an order authorizing the Merger in Case 98-M-0961. The NYPSC order concluded that the Merger will create a corporate structure that will serve the best interests of customers and shareholders in the emerging competitive market. In addition, the NYPSC order authorized the Merger as an emergency measure pursuant to State law and found that immediate action is necessary for the preservation of the general welfare. The NYPSC order stated that swift approval of the terms of the March 8, 1999 Settlement will permit the Merger to proceed promptly, allow utility rate reductions to be implemented without delay, and permit merger related savings to begin to enure to ratepayers. A copy of the NYPSC order approving the Merger is filed with this Amendment as part of amended Exhibit D-5.

                       2.  New Jersey

          Orange and Rockland's subsidiary, Rockland Electric Company ("RECO"), is subject to the jurisdiction of the New Jersey Board of Public Utilities ("NJBPU"). A petition requesting the approval of the Merger was filed with the NJBPU on July 2, 1998. A copy of that petition was included with the Application as Exhibit D-3.

          On April 1, 1999, the NJBPU issued an order in Docket No. EM98070433 finding the Merger to be not contrary to the public interest and approving the acquisition of RECO by CEI. In approving the Merger, the NJBPU maintained all of its authority and ability to regulate RECO and its ability to ensure the provision of safe, adequate and proper service to all ratepayers in the affected service territory. A copy of the NJBPU order approving the Merger is filed with this Amendment as part of amended Exhibit D-5.

                       3.  Pennsylvania

          Orange and Rockland's subsidiary, Pike County Light & Power Company ("Pike"), is subject to the jurisdiction of the Pennsylvania Public Utility Commission ("PaPUC"). A petition requesting approval was filed with the PaPUC on July 2, 1998. A copy of that petition was included with the Application as Exhibit D-4.

          On January 15, 1999, Pike, the Office of Small Business Advocate and the Office of Consumer Advocate filed a joint petition for settlement requesting the PaPUC to approve the petition of Pike subject to the terms and conditions set forth therein. On January 25, 1999 the presiding administrative law judge issued an initial decision, in Docket No. A-110650.F0003, concluding that the settlement is in the public interest and should be adopted in its entirety by the PaPUC. On March 11, 1999, the PaPUC issued a certificate of public convenience approving the transfer from Orange and Rockland to CEI, by merger, of the title to, or the possession or use of, all property of Pike, used or useful in the public service. A copy of the PaPUC order approving the Merger is filed with this Amendment as part of amended Exhibit D-5.

          ITEM 6:  EXHIBITS AND FINANCIAL STATEMENTS

                   The following exhibits are filed with this amendment:

                   D-5 (amended): Orders of the above-mentioned agencies

approving the merger.


                          REQUEST FOR EXPEDITED ACTION

          CEI hereby respectfully requests the Commission to issue an order granting its Application, as amended, no later than April 30, 1999. Commission action on the Application by the requested date is necessary to permit CEI to consummate the Merger on the targeted closing date of May 3, 1999.

          As noted in the Application, the Federal Energy Regulatory Commission approved the Merger by order issued January 27, 1999, in Docket No. EC98-62-000. As explained in this Amendment, New York, New Jersey and Pennsylvania have now all approved the Merger. Action by the Commission is needed to consummate the Merger and we request that the Commission take action expeditiously.

          Expedited action is in the public interest. As observed in the NYPSC order approving the Merger, swift approval will permit the Merger to proceed promptly, allow utility rate reductions to be implemented without delay, and permit Merger related savings to begin to inure to ratepayers. Prompt action is also necessary to remove the continuing business uncertainty and to permit CEI and Orange and Rockland to implement the strategic and financial benefits to each company and their respective shareholders. Accordingly, CEI urges the Commission to take action on the Application as soon as practicable following the due date for comments in this docket and in any event no later than April 30, 1999.

                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act, the undersigned Company has duly caused this Amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                CONSOLIDATED EDISON, INC.

Date:  April  , 1999            By:  /s/ Peter A. Irwin
                                     ------------------
                                         Peter A. Irwin

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